16001652

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2016
Washington DC

SEC FILE NUMBER
8- 67185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1st, 2015 (MM/DD/YY) AND ENDING DECEMBER 31st, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 BRICKELL AVENUE, SUITE 1490

(No. and Street)

MIAMI	FL.	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ESTEBAN ENDERE (305)670-4180

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT , & CO.

(Name – *if individual, state last, first, middle name*)

9300 S. DADELAND BLVD. STE 600	MIAMI	FL.	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ESTEBAN ENDERE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ROURE
Notary Public - State of Florida
My Comm. Expires May 28, 2016
Commission # EE 202219

Signature

CCO & COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACP SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity (Deficit)	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
SUPPLEMENTARY INFORMATION	12
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	16
Independent Auditor's Report of Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Regulation	17-20
Report of Independent Registered Public Accounting Firm on Exemption Provision	21-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
ACP Securities, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of ACP Securities, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of ACP Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of ACP Securities, LLC's financial statements. The supplemental information is the responsibility of ACP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, FL
February 8, 2016

9300 South Dadeland Boulevard, Suite 600, Miami, FL 33156
Tel (305) 670-3370 • Fax (305) 670-3390 • www.ksdt-cpa.com

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$ 27,787	
Deposit with clearing broker	100,000	
Accounts receivable – clearing broker	380,322	
Fixed Income Securities, original cost $51,026	67,261	
Money Market	487,572	
Property and Equipment, net of accumulated depreciation of $44,686	28,961	
Security deposit on office lease	20,140	
Other assets	22,480	
Total Assets		$ 1,134,523
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 228,728	
Payable to clearing broker	372,835	
Liabilities subordinated to claims of general creditors	1,000,000	
Total Current Liabilities		$ 1,601,563
Member's Equity (Deficit)		(467,040)
Total Liabilities and Member's Equity (Deficit)		$ 1,134,523

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Commissions	$ 1,934,296	
Realized and unrealized gain from investment and trading securities	7,487	
Expense sharing reimbursement	51,000	
Interest and other income	33,402	
Total Revenues		$ 2,026,185
Expenses		
Salaries and related costs	$ 1,781,327	
Professional fees	168,752	
Clearing costs	154,733	
Communications and market data	139,228	
Interest expense	86,108	
Occupancy expense	83,824	
Other operating expenses	44,771	
Regulatory fees	15,180	
Depreciation	10,005	
Leasehold abandonment	9,111	
Total Expenses		$ 2,493,039
Net (Loss)		$ (466,854)

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance – January 1, 2015	$ (500,186)	
Net (loss)	(466,854)	
Member Contribution	500,000	
Balance – December 31, 2015		$ (467,040)

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities		
Net (loss)		$ (466,854)
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 10,005	
Changes in operating assets:		
Decrease in accounts receivable-clearing broker	333,900	
(Increase) in investment and trading securities	(445,137)	
Decrease in other assets	35,367	
Increase in payable to clearing broker	104,076	
Decrease in accounts payable and accrued expenses	(61,668)	
Total Adjustments		(23,457)
Net Cash (Used In) Operating Activities		(490,311)
Cash Flows From Investment Activities		
Purchase of property and equipment	(7,610)	
Disposal of leasehold improvement	9,111	
Net Cash Provided By Investment Activities		1,501
Net Cash From Financing Activities		
Contribution	500,000	
Net Cash Provided By Financing Activities		500,000
Net Increase In Cash and Cash Equivalents		11,190
Cash and Cash Equivalents – Beginning		16,597
Cash and Cash Equivalents – Ending		$ 27,787

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACP Securities, LLC (the Company) was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services Company. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2015.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Fixtures

Property and equipment is recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2015, the company had no cash balances in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2015 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2015.

Income Taxes

No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The parent Company will include the Company's income or loss on its tax return. Generally Federal and State tax authorities may examine the Company's tax returns for three years from date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2015.

Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis.

Subsequent Events

The company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2015, the Company's net capital was $435,543, which was $335,543 in excess of its required net capital of $100,000. At December 31, 2015, the Company's net capital ratio to aggregate indebtedness was 1.38 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, deposit with clearing broker, accounts receivable, fixed income securities owned, prepaid expenses and other, due to correspondent broker, due to non-customers and accounts payable and accrued expenses, approximate fair value due to the short-term nature of these accounts. The fair value of the long-term obligations approximates carrying value, determined using current interest rates for similar instruments as of December 31, 2015.

In accordance with generally accepted accounting principle (GAAP) fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NOTE 4. FAIR VALUE MEASUREMENTS *(continued)*

Fixed Income Securities of $67,261 owned at December 31, 2015, as shown in the accompanying financial statements, have been valued using the valuation techniques as described in level 2 above.

NOTE 5. PROPERTY AND EQUIPMENT, NET

	Estimated Useful Lives (Years)	
Property and equipment	5	$ 73,647
Less: accumulated depreciation		44,086
Property and equipment, net		$ 28,961

During 2015, the Company abandoned leasehold improvements which amounted to a loss of $9,111 which is reflected on the statement of operations. Depreciation expense amounted to $10,005 for the year ended December 31, 2015.

NOTE 6. COMMITMENTS

The Company entered into a new lease during the year 2015 for its office space in Miami, Florida. Approximate future minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

2016	$ 71,104
2017	74,720
2018	84,423
2019	14,488
Total Future Minimum Rental Commitments	$ 244,735

Rent expense for the year ended December 31, 2015 amounted to $83,824, including employee parking and sales tax.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 8, 2016, the date the financial statements were available to be issued.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital Holdings, LLC) under a FINRA approved subordinated loan agreement. This loan bears interest at 7% per annum and is payable in full on November 30, 2016.

NOTE 9. RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an expense sharing agreement with a certain affiliate, whereby the affiliate would reimburse the Company a fee of $2,000 per month which increased to $5,000 per month beginning April, 2015. During the year ended December 31, 2015, the Company received $51,000 under this agreement.

ACP SECURITIES, LLC

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

ACP SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Member's Equity		$ (467,040)
Add: Liabilities subordinated to claims of general creditors		1,000,000
Total Capital and Allowable Liabilities		532,960
Less Non-Allowable Assets		71,582
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Trading and Investment Securities	$ 14,779	
Other securities	10,702	
Undue Concentration	354	
		25,835
Net Capital		435,543
Net Capital Required – Greater $100,000 or 6.666% of Aggregate Indebtedness		100,000
Excess Net Capital (net capital less net capital required)		$ 335,543
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 315,543
Aggregate Indebtedness		$ 601,563
Ratio: Aggregate Indebtedness to Net Capital		1.381

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2015, and the above calculation.

See Report of Independent Registered Accounting Firm

ACP SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See Report of Independent Registered Accounting Firm

ACP SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See Report of Independent Registered Accounting Firm

ACP SECURITIES, LLC

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, Beginning of year	$ 1,000,000
Additions	-
Decreases	-
Balance, End of year	$ 1,000,000

See Report of Independent Registered Accounting Firm

INDEPENDENT AUDITOR'S REPORT OF APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of ACP Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ACP Securities, LLC., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating ACP Securities, LLC's compliance with the applicable instructions of form SIPC-7. ACP Securities, LLC's management is responsible for ACP Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's cash disbursement journals and copies of the checks issued in payment, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, including interim profit and loss statements, interim unaudited Company prepared focus reports, Company prepared general ledgers and working trial balances.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) (Continued)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 8, 2016

9300 South Dadeland Boulevard, Suite 600, Miami, FL 33156
Tel (305) 670-3370 • Fax (305) 670-3390 • www.ksdt-cpa.com

ACP SECURITIES, LLC

SUPPLEMENTAL INFORMATION
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

December 31, 2015		
SIPC Net Operating Revenues per General Assessment	$	1,790,610
General Assessment at .0025	$	4,476
Interest computed on late payment		-
Payment Remitted with Form SIPC 6		(1,610)
Amount Due with Form SIPC 7	$	2,866

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which ACP Securities, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which ACP Securities, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and ACP Securities, LLC stated that ACP Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. ACP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America and, accordingly, included inquiries and other required procedures to obtain evidence about ACP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida.

February 8, 2016

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FL 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WWW.KSDT-CPA.COM

ACP SECURITIES, LLC

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2015

ACP Securities, LLC operates pursuant to paragraph (k) (2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2015, without exception.

Esteban Endere, Managing Member for ACP Capital Holdings, LLC